

News Release

Mattson Technology Contact
William Turner
Mattson Technology, Inc.
tel 510-492-6241
fax 510-492-5963
Bill.Turner@mattson.com

MATTSON TECHNOLOGY, INC. ANNOUNCES
FIRST QUARTER 2007 RESULTS

FREMONT, Calif. — April 25, 2007 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the first quarter ended April 1, 2007.

Highlights of this report include:

- Generated record bookings and cash levels
- Increased gross margin by 5.9 percentage points sequentially
- Achieved third fastest growth rate among the top 20 suppliers in wafer fab equipment industry in 2006
- Maintained number one position in dry strip for third consecutive year and gained share in RTP in 2006

Net sales for the first quarter were $69.9 million, down 16.3 percent from $83.6 million for the previous quarter, and up 19.7 percent from $58.4 million in the first quarter of 2006. Net sales for the first quarter of 2007 did not include any royalties related to the settlement of the patent infringement suit with Dainippon Screen Manufacturing Co., Ltd. ("DNS"). During the previous quarter and the first quarter of 2006, net sales included royalties from DNS of $1.0 million and $1.4 million, respectively. Net income for the quarter was $7.7 million, or $0.14 per diluted share, compared with $3.7 million, or $0.07 per share, for the previous quarter, and $3.7 million, or $0.07 per share, for the first quarter of 2006.

Gross margin for the first quarter was 44.6 percent, up 5.9 percentage points from 38.7 percent for the previous quarter, and up 2.9 percentage points from 41.7 percent for the first quarter of 2006. Excluding the nonrecurring impairment charge of $2.6 million in the fourth quarter of 2006, operating expenses for the first quarter increased to $25.2 million from $24.7 million for the previous quarter, and increased from $21.9 million for the first quarter of 2006. Excluding the nonrecurring impairment charge, operating expenses as a percentage of net sales were 36.1 percent for the quarter, up from 29.5 percent for the previous quarter, and down from 37.4 percent in the first quarter of 2006.

Shipments for the first quarter were $62.7 million, down 28.8 percent from $88.0 million for the previous quarter, and up 3.3 percent from $60.7 million for the first quarter of 2006. Net bookings for the quarter were $81.9 million, up 12.8 percent from $72.6 million for the previous quarter, and up 43.4 percent from $57.1 million for the first quarter of 2006. Net bookings in the quarter resulted in a book-to-bill ratio of 1.31 to 1. Deferred revenues (which represent unrecognized revenues) were $9.0 million at the end of the quarter, compared with $16.8 million at the end of the previous quarter, and $12.7 million at the end of the first quarter of 2006.

Cash, cash equivalents and short-term investments at the end of the first quarter were $146.7 million, up $7.8 million from $138.9 million at the end of 2006.

- More -

First Quarter 2007 Results

"Mattson delivered another strong quarter of growth, generating record cash levels and bookings, the fourth consecutive quarter of bookings above $70 million," said David L. Dutton, chief executive officer of Mattson Technology. "We improved our gross margin, underscoring the increasing contribution of our new higher value-added products."

"We are operating at a higher level than ever in the company's history, and the growth investments Mattson made in 2006 are gaining traction. Our expansion activity into adjacent markets positions us for further growth and share gains as we move through 2007." concluded Dutton.

Attached to this news release are preliminary unaudited condensed consolidated income statements and balance sheets.

On Wednesday, April 25, 2007, at 2:30 PM Pacific Time (5:30 PM Eastern Time), Mattson will hold a conference call to review the following topics: first quarter 2007 financial results, current business conditions and the near-term business outlook. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson website for one week following the live broadcast.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the company's future prospects, including, but not limited to: anticipated bookings, revenue, margins, earnings per share, market share, tax rate and fully diluted shares outstanding for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the company's products; customer acceptance of delivered products and the company's ability to collect amounts due upon shipment and upon acceptance; the company's ability to timely manufacture, deliver and support ordered products; the company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the company's competitors; the company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. is the leading supplier of dry strip equipment and the second largest supplier of rapid thermal processing equipment in the global semiconductor industry. The company's strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com.

(consolidated financial tables follow)

First Quarter 2007 Results

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		
	April 1, 2007	December 31, 2006	April 2, 2006
Net sales	$ 69,941	$ 83,604	$ 58,413
Cost of sales *	38,713	51,247	34,031
Gross margin	31,228	32,357	24,382
Operating expenses:			
Research, development and engineering *	9,111	7,751	6,607
Selling, general and administrative *	15,979	16,763	15,096
Amortization of intangibles	127	172	172
Impairment of intangibles	-	2,618	-
	25,217	27,304	21,875
Income from operations	6,011	5,053	2,507
Interest and other income (expense), net	2,602	1,487	1,376
Income before income taxes	8,613	6,540	3,883
Provision for income taxes	962	2,858	190
Net income	$ 7,651	$ 3,682	$ 3,693
Net income per share:			
Basic	$ 0.15	$ 0.07	$ 0.07
Diluted	$ 0.14	$ 0.07	$ 0.07
Shares used in computing net income per share:			
Basic	52,562	52,601	52,271
Diluted	53,540	53,474	53,809

* Includes the following amounts related to equity awards:

Cost of sales	$ 28	$ 18	$ 4
Research, development and engineering	110	85	37
Selling, general and administrative	841	719	185
Total	$ 979	$ 822	$ 226

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	April 1, 2007 (unaudited)	December 31, 2006 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 146,711	$ 138,885
Accounts receivable, net	51,786	55,957
Advance billings	6,784	10,463
Inventories	39,109	40,532
Inventories - delivered systems	-	1,879
Prepaid expenses and other assets	12,399	11,109
Total current assets	256,789	258,825
Property and equipment, net	26,630	27,838
Goodwill	18,189	18,497
Intangibles, net	7,464	7,591
Other assets	4,715	4,001
Total assets	$ 313,787	$ 316,752
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,031	$ 19,330
Accrued liabilities	40,491	41,310
Deferred revenue	8,957	16,782
Total current liabilities	65,479	77,422
Long-term liabilities:		
Other liabilities	644	400
Total long-term liabilities	644	400
Total liabilities	66,123	77,822
Stockholders' equity:		
Common stock	53	53
Additional paid-in capital	617,897	616,827
Accumulated other comprehensive income	14,411	13,525
Treasury stock	(2,987)	(2,987)
Accumulated deficit	(381,710)	(388,488)
Total stockholders' equity	247,664	238,930
Total liabilities and stockholders' equity	$ 313,787	$ 316,752

(1) Derived from audited financial statements